SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)

CENTRAL GARDEN & PET COMPANY
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

153527 10 6
(CUSIP Number)

Brooks M. Pennington III
1280 Atlanta Highway
Madison, Georgia 30650
(706) 342-1234
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

John F. Seegal, Esq.
Orrick, Herrington & Sutcliffe LLP
400 Sansome Street
San Francisco, CA 94111
(415) 773-5797

May 22, 2002
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d–1(b)(3) or (4), check the following box:  ☐

Page 1 of 6 Pages

CUSIP No. 153527-10-6	13D	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brooks M. Pennington III

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS SC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7.	SOLE VOTING POWER 1,349,564

BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 0

EACH REPORTING	9.	SOLE DISPOSITIVE POWER 1,349,564

PERSON WITH	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,349,564

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%[1]

14.	TYPE OF REPORTING PERSON IN

[1]	Assumes a total of 16,824,432 shares outstanding based on information provided by the Issuer as April 30, 2002.

Page 2 of 6 Pages

Item 1.    Security and Issuer

The class of equity securities to which this Statement on Schedule 13D relates is the Common Stock, $.01 par value (“Central Common Stock”), of Central Garden & Pet Company. (the “Issuer”), a Delaware corporation. The Issuer’s principal executive offices are located at 3697 Mt. Diablo Boulevard, Lafayette, California 94107-0933.

Item 2.    Identity and Background

This Schedule 13D is being filed on behalf of Brooks M. Pennington III (“Mr. Pennington”). Mr. Pennington is a citizen of the United States and his principal business address is Pennington Seed, Inc., 1280 Atlanta Highway, Madison, Georgia 30650. Mr. Pennington’s principal occupation is President of Pennington Seed, Inc. Mr. Pennington is also a member of the Board of Directors of the Issuer.

During the last five years, Mr. Pennington has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

Pursuant to the Agreement and Plan of Reorganization between Pennington Seed, Inc. (“PSI”), the stockholders of PSI, the Issuer and PS Sub, Inc., a wholly owned subsidiary of the Issuer, dated February 17, 1998, as amended on February 27, 1998 (as amended, the “Merger Agreement”), PSI was merged with and into PS Sub, Inc. Each issued and outstanding share of PSI was converted into $8,161.08 in cash and other consideration and 213.2182 shares of Central Common Stock. Mr. Pennington, prior to the merger, was the beneficial owner of 7,830.24 shares of PSI common stock and following the merger became the beneficial owner of 1,669,552 shares of Central Common Stock. In addition, pursuant to the Merger Agreement, Mr. Pennington was appointed to the Board of Directors of the Issuer.

The foregoing description of the terms of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached as Exhibit 1 hereto, and is specifically incorporated by reference herein.

Of the 1,669,552 shares of Central Common Stock beneficially owned by Mr. Pennington as of February 27, 1998, 130,140 shares were owned by Mr. Pennington directly, 41,940 shares were owned by Mr. Pennington’s minor children, 1,033,044 shares were owned by Pennington Partners L.P. over which Mr. Pennington has voting control as the President of its general partner Pennington Management Company LLC, and 464,478 were owned by the Trust of Jacquelyn Pennington dated January 28, 1998 (the “Trust”) of which Mr. Pennington was Trustee.

Item 4.    Purpose of Transaction.

Mr. Pennington obtained the beneficial interest in the Central Common Stock described in Item 3 as a result of the merger of PSI with and into PS Sub, Inc., a wholly owned subsidiary of the Issuer.

Item 5.    Interest in Securities of the Issuer.

During the past 60 days, Mr. Pennington effected the following transactions in Central Common Stock:

Effective May 9, 2002, Mr. Pennington transferred 41,940 shares of Central Common Stock held for his children and 43,100 shares he held directly into BPCB Partners, L.P. (“BPCBLP”). The general managing partner of BPCBLP is BPCB Management Company, LLC (“BPCBLLC”), and Mr. Pennington is the sole member of BPCBLLC.

Effective May 22, 2002, the Trust of Jacquelyn Pennington dated January 28, 1998, a grantor retained annuity trust            , distributed 464,428 shares of Central Common Stock to the beneficiaries of the Trust. Prior to the distribution, Mr.

Page 3 of 6 Pages

Pennington was the Trustee of the Trust and had sole voting and dispositive power over the assets in the Trust. Mr. Pennington received 116,107 shares of Central Common Stock as a beneficiary of the Trust.

As a result of these transactions, Mr. Pennington has sole power to vote, or to direct the vote, and sole power to dispose, or direct the disposal, of 1,349,564 shares of Central Common stock and shared power to vote, or to direct the vote of, and shared power to dispose, or direct the disposition, of no shares of Central Common Stock. These 1,349,564 shares of Central Common Stock are owned as follows:

(i)  Mr. Pennington individually owns 203,147 shares of Central Common Stock.

(ii)  Mr. Pennington has the right to acquire 28,333 shares of Central Common Stock issuable upon the exercise of outstanding stock options, which are exercisable within 60 days of June 1, 2002.

(iii)  BPCBLP owns 85,040 shares of Central Common Stock. BPCBLP is owned by Mr. Pennington and his children, Christian Pennington and Brooks Pennington IV. The general managing partner of BPCBLP is BPCBLLC. BPCBLP and PPCBLLC each have as their principal business address 1210 Maxey Lane, Madison, Georgia 30650. Mr. Pennington is the sole member of BPCBLLC and, as such, has sole voting and dispositive power over the shares of Central Common Stock owned by BPCBLP.

(iv)  Pennington Partners LP owns 1,033,044 shares of Central Common Stock. Pennington Management Company LLC is the general partner of Pennington Partners LP. Pennington Partners LP and Pennington Management Company LLC each have as their principal business address 1280 Atlanta Highway, Madison, Georgia 30650. Mr. Pennington is the President of Pennington Management LLC and, as such, has sole voting and dispositive power over the shares of Central Common Stock owned by Pennington Partners LP.

Mr. Pennington disclaims beneficial ownership of the 6,938 shares of Central Common Stock owned by his wife Patricia Pennington.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Pennington, in his capacity as the sole member of BPCBLLC (the general managing partner of BPCBLP), has the right to vote and dispose of the shares of Central Common Stock owned by BPCBLP. In addition, Mr. Pennington, in his capacity as President of Pennington Management Company LLC (the general partner of Pennington Partners LP), has the right to vote and dispose of the shares of Central Common Stock owned by Pennington Partners LP.

Item 7.    Material to be filed as Exhibits.

The following Exhibits are filed as part of this Schedule 13D Statement:

1.
Agreement and Plan of Reorganization dated as of February 17, 1998 among Pennington Seed, Inc., the stockholders of Pennington Seed, Inc., Central Garden & Pet Company and PS Sub, Inc. (the “Merger Agreement”).*

2.	Amendment No. 1 to the Merger Agreement dated February 27, 1998.*

*	Previously filed.

Page 4 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ BROOKS M. PENNINGTON III
Brooks M. Pennington III

Dated: June 6, 2002.

Page 5 of 6 Pages

INDEX TO EXHIBITS

1.
Agreement and Plan of Reorganization dated as of February 17, 1998 among Pennington Seed, Inc., the stockholders of Pennington Seed, Inc., Central Garden & Pet Company and PS Sub, Inc. (the “Merger Agreement”).*

2.	Amendment No. 1 to the Merger Agreement dated February 27, 1998.*

*	Previously filed.

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